UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
Commission File Number 1-04879
(Check One):    ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: June 30, 2013
☐ Transition Report on Form 10-K                ☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F                 ☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K
For the Transition Period Ended: ________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ____________________________________________.
PART I
REGISTRANT INFORMATION
Full Name of Registrant         Diebold, Incorporated
Former Name if Applicable    ____________________________________
Address of Principal Executive Office (Street and Number)
5995 Mayfair Road, PO Box 3077
City, State and Zip Code       North Canton, Ohio 44720-8077

PART II
RULE 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20‑F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III
NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.
As previously disclosed, in August 2012, a Brazilian subsidiary of Diebold, Incorporated (the "Company") was notified of a tax assessment of approximately $133.0 million, including penalties and interest, regarding certain Brazilian federal indirect taxes (Industrialized Products Tax, Import Tax, Programa de Integração Social and Contribution to Social Security Financing) for 2008 and 2009. The assessment alleges improper importation of certain components into Brazil's free trade zone that would nullify certain indirect tax incentives.
The Company continues to work to remediate a previously disclosed material weakness pertaining to manufacturing and supply chain processes related to indirect tax incentives for this Brazilian subsidiary. As part of the remediation, during the second quarter of 2013, the Company identified an adjustment related to 2008 to 2012 prior-year periods for Brazil federal indirect tax incentives in the amount of approximately $23 million, which will reduce prior-period earnings and be reported prospectively as a revision to prior-period financial statements. As a result of applying this revision retrospectively to the second quarter 2012, previously reported product cost of goods sold for that period increased by $1.6 million, and previously reported net income and diluted earnings per share for that period decreased by $1.2 million and $0.02, respectively.
The Company continues to assess its Brazilian indirect tax compliance. Accordingly, until the assessment of the Company’s Brazilian indirect tax compliance is completed, the Company will be unable to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2013 within the prescribed time period, and it is possible that financial results for certain prior-year periods may need to be further revised or restated. The delay could not be eliminated without unreasonable effort or expense.

PART IV
OTHER INFORMATION
(1)    Name and telephone number of person to contact in regard to this notification
   Bradley C. Richardson                    (330) 490-5545
(Name)             (Area Code) (Telephone Number)
(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes ☐ No
(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No    See Appendix
If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
_________________________________________________________________________________

Diebold, Incorporated
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 9, 2013	By: /s/ Bradley C. Richardson
Name: Bradley C. Richardson Title: Executive Vice President and Chief Financial Officer

FORM 12b-25 Appendix
Diebold, Incorporated
For Period Ended: June 30, 2013
(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
As reported in its 2013 preliminary second quarter financial results on August 6, 2013, Diebold, Incorporated (the Company) had a number of significant changes in its results of operations for the three months ended June 30, 2013 from the corresponding period for 2012 as follows:

a.
Declines in revenue and margin - Total revenue for the second quarter 2013 decreased 4.9% compared with the second quarter 2012. Total gross margin for the second quarter 2013 was 22.3%, a decrease of 2.4 percentage points from the second quarter of 2012, with declines in both product and service.

b.
Increase in operating expenses - Total operating expenses were $181.0 million, or 25.6% of revenue, for the second quarter 2013, an increase of 6.0 percentage points from the second quarter of 2012.Operating expenses in the second quarter 2013 included $3.2 million of net restructuring charges primarily related to the company's global realignment plan, especially within the North America-based operations and corporate functions. Second quarter of 2013 operating expenses also included non-routine expenses of $45.9 million. This includes an additional accrual of $28.0 million for a potential settlement with the respective U.S. government agencies in connection with the company's previously disclosed Foreign Corrupt Practices Act (FCPA) inquiry, and a $17.5 million accrual for a potential settlement for the previously disclosed securities class action lawsuit. The remaining $0.4 million represents intangible asset amortization for the 2012 acquisitions of GAS and Altus.

The company has agreed in principle with the DOJ and the SEC to the terms of a proposed settlement of their inquiries, which terms remain subject to final approval by all parties. These proposed settlement terms include combined payments to the U.S. government of approximately $48.0 million in disgorgement, penalties and prejudgment interest, and the appointment of an independent compliance monitor for a minimum period of 18 months. Accordingly, during the second quarter 2013, Diebold accrued an additional $28.0 million in connection with the potential settlement.

c.
Change in effective tax rate - The effective tax rate on continuing operations for the three months ended June 30, 2013 was (261.8)% compared with 34.4% for the same period of 2012. The change in tax rate from the prior year period was primarily the result of deferred tax expense of $42.8 million related to the repatriation of undistributed foreign earnings and the establishment of a valuation allowance of $32.7 million on certain Brazil deferred tax assets.

d.
Prior Period Error Correction - Diebold continues to work to remediate a previously disclosed material weakness pertaining to manufacturing and supply chain processes related to indirect tax incentives for this Brazil subsidiary. As part of remediation, during the second quarter of 2013, the company identified an adjustment related to 2008 to 2012 prior-year periods for Brazil federal indirect tax incentives in the amount of approximately $23 million. This will reduce prior-period earnings and be reported prospectively as a revision to prior-period financial statements. As a result of applying this revision retrospectively to the second quarter 2012, previously reported product cost of goods sold for that period increased by $1.6 million, and previously reported net income and diluted earnings per share for that period decreased by $1.2 million and $0.02, respectively.

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